



Hatch Restaurant Group LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $250,000

Offering End Date: June 26, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Hatch Restaurant Group LLC

Founded: February 13, 2024

Address: 75-5799 Ali'i Dr, A1
　　　　　　 Kailua-Kona, HI 96740

Industry: Full-Service Restaurants

Employees: 33

Website: https://thetemple.bar/

Use of Funds Allocation:

If the maximum raise is met:

$120,000 (48.00%) – of the proceeds will go towards working capital- operations, equipment, and patio improvements (furniture & awnings)

$115,000 (46.00%) – of the proceeds will go towards debt refinance- consolidate high interest loans

$15,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 966 Followers





<u>Business Metrics:</u>

	FY24	YTD 3/31/2025
Total Assets	$447,715	$533,078
Cash & Cash Equivalents	$84,012	$147,156
Accounts Receivable	$0	$0
Short-term Debt	$281,294	$313,202
Long-term Debt	$484,918	$504,294
Revenue	$725,114	$554,556
Cost of Goods Sold	$264,929	$127,819
Taxes	$0	$0
Net Income	-$203,084	$36,679

<u>Recognition:</u>

Hatch Restaurant Group LLC (DBA The Temple Kona) offers creative takes on craft dishes and cocktails that are picture-perfect, highlighting simple local ingredients. The wine and beer menu is thoughtfully curated to prominently showcase unique selections. They offer a lively atmosphere combining fine dining elements with a relaxed island vibe.

<u>About:</u>

Hatch Restaurant Group LLC (DBA The Temple Kona) is a high-end, casual modern restaurant offering craft food and a full bar. Patrons enjoy creative dishes made with locally sourced ingredients. They are dedicated to exceptional local food, atmosphere, and values.

For more information, contact our Customer Support Team at support@thesmbx.com

